                                            Filer:  Journal Communications, Inc.
                                          Filer:  Journal Employees' Stock Trust
                                                     Filer:  The Journal Company

                           Pursuant To Rule 425 under the Securities Act of 1933
                          and deemed filed pursuant to Rules 13e-4(c), 14a-12(b) and 14d-2(b) under the Securities Exchange Act of 1934

                                   Subject Company: Journal Communications, Inc.
                                                  Journal Employees' Stock Trust
                                                             The Journal Company
                                                           Reg. No. (333-105209)

                                                                    May 14, 2003



                            LYRICS AND VOICE OVER FOR
                         EMPLOYEE MEETING VIDEO MAY 2003

Lyrics:

     Tomorrow is determined by what we do today.
     We can change the world in many ways.
     If we'll only listen
     To the wisdom of our common history.
     What's good for you is also good for me.
     We'll work it out together.

Voice Over Copy:

     This is our company.
     We built it together.
     We built it on a strong foundation:
     Our integrity
     Our ethics
     Our accountability
     Our respect for one another.


     These are our values.
     And they set us apart.
     These are our values
     And our proud heritage.

Lyrics:

     We must look forward
     Working as we watch the path unfold
     Until that path becomes a golden road.

     We're carving out a future
     Every moment making history
     Now it all depends on you and me
     To bring it all together.

Voice Over:

     Together we built this company.
     We have a 66 year tradition:
     We are employee-owners.
     Our company is strong.
     And we know how to make it even stronger.

     We have the talent.
     We have the skill.
     We have the drive.

     Together we build great products.
     And continue to make our company grow.

Voice Over:

     Together we built this company
     For a future that's strong and bright
     Together we built this company
     and
     Together we'll make it grow!

               STEVE SMITH REMARKS FOR EMPLOYEE/UNITHOLDER MEETING

INTRODUCTION
------------

Thanks for coming today to what I hope you will find to be an exciting and important meeting. I want to discuss with you an historic and transforming event for our company. We are going to introduce many new ideas and concepts today, but everything you will hear is consistent with the proud history and shared values of this company.

I appreciate your patience during the past months as company management and the board of directors have undertaken a thorough and comprehensive analysis of potential sources of permanent capital for our company. I'm very pleased to report today that, as a result of those careful and thoughtful deliberations, our plan is to put in place a new capital structure. The steps of putting this in place include an exchange of units for shares and an initial public offering. This plan, which has the unanimous support of the board and senior management of the company, is described in documents that we filed today with the Securities and Exchange Commission in Washington, D.C.

OUR VISION AND OPPORTUNITY
--------------------------

But before I get into the details of that plan, let's take a step back and look at where our company is today.

Integrity, ethical behavior, accountability and respect make Journal Communications the special place that it is today. Our culture and tradition of excellence, which is predicated on entrepreneurial employee ownership, is something that should be a source of pride for all of us. I know it is for me.

These values have been the backbone of this company for more than six decades, and it is a legacy that we should preserve for the next generation of Journal Communications employees and shareholders.

Over the years, people like Lucius Nieman and Harry Grant - and every one of you in this room - have worked together to build this company into one of the premier diversified media and communications companies in the nation. Since our inception in 1882, we've grown from one local newspaper into a company with more than $800 million dollars in operating revenues generated by a strong and diversified group of businesses.

We have newspaper publishing, radio and television broadcasting, printing services and telecommunications services with more than 6,000 committed employees in 23 states across the United States.

And all along, we've staunchly maintained our independence, high ethical standards and the tradition of employee-ownership that were so important to Harry Grant and the chief executives who followed him. Our commitment to that vision remains unchanged.

We're right to be proud of what we've accomplished. But there is more for us to do. Much more. We must continue to move forward, to higher levels of business performance. We must continue to change and adapt to the world around us. We must continue to build on what we have today to ensure tomorrow is even better.

And if we are to fully realize the opportunities that are available to us, we must first prepare ourselves for the journey.

IMPORTANCE OF THE PLAN TO OUR COMPANY
-------------------------------------

Our current capital structure has served the company and unitholders well for 66 years. But the complex and increasingly competitive business environment in which we operate requires that we create a capital structure that better meets the needs of the company today, allowing us to continue to build our businesses and pursue new opportunities for growth.

Let me take a few minutes now to detail the benefits of this plan:

As I have told you in the past, having a base of permanent capital will provide us with a whole range of new options and the financial flexibility to better shape our company and its future. For example, as a public company we can use our stock as a currency to make acquisitions. It will also measurably improve the company's ability to access a range of new sources of capital. In addition, we anticipate that this increased financial flexibility will: allow us to compete in the marketplace with bigger and better capitalized competitors; help in our quest to grow the company's businesses and capitalize on new business opportunities; and enhance our ability to achieve our strategic vision for Journal Communications.

This is a transforming event for Journal Communications, but we are not the first to pursue this strategy. United Parcel Service was private and employee owned for nearly a hundred years before their successful IPO in 1999. Other well-established and successful media companies made important decisions to raise equity from the public some years ago. Examples include The Washington Post Company, The New York Times Company, E.W. Scripps, Pulitzer and McClatchy. Like we plan to do, all of these businesses retained voting control in the hands of the same people who owned them as a private company, and have increased their growth and shareholder value as a result.

BENEFITS OF PLAN FOR UNITHOLDERS
--------------------------------

So what does all this mean to us as individual employees and unitholders? In our view, the best and smartest decisions for our company by extension are the best and smartest decisions for us as employees and owners. After much careful consideration, we believe that this proposed plan is the best way to preserve and grow the vitality of our business and to position us to maximize long-term shareholder value.

More specifically, I would like to address what we perceive as some of the key benefits of the plan for our unitholders. They include: maximizing long-term shareholder value; creating an open market to buy or sell shares as you wish; eliminating mandatory offers to sell requirements for retired or former employees; and charting a course to preserve our independence and employee ownership. Let me describe what we mean by each of these.

In our view, the increased flexibility provided by the plan will position us to maximize long-term shareholder value. Continuing to grow the company is what we all want.

Being a public company will create a ready market for those who wish to buy and sell shares once we have a well-established market. Going public means having our company's shares listed on a stock exchange, which will enable you to see the trading price of our shares whenever you choose. This liquid market for the shares will enable you to, over time, sell a portion of your holdings to reduce your Stock Plan debt or diversify your investment portfolio.

Our plan will eliminate the mandatory offer to sell provisions for retirees and other ex-employees, which will allow them to maintain their holdings after leaving the company. In addition, former Journal Communications employees would be able to vote their shares directly instead of having them voted by the trustees of Journal Employees' Stock Trust Agreement - which, as you know, we refer to as JESTA.

We have devised a corporate structure that preserves our tradition of employee-ownership and our heritage of success. As I said, the plan is designed to allow us to retain voting control in the hands of current and former employees and the heirs of Harry J. Grant. We intend to accomplish this by issuing new shares to the public with one vote each and by converting employee units into shares that have 10 votes each.

The plan will enable unitholders to reduce their Stock Plan debt and eliminate the risk of reaching the limit of our collective ability to borrow. In addition, the plan will reduce the potential impact of rising interest rates on Stock Plan debt.

Let me address why reducing Stock Plan debt is important. Our unitholders' purchases of units have represented an important source of funding for our business over many years. In many cases, employees have funded these purchases by taking on personal debt.

There is over 430 million dollars of Stock Plan debt today, which is borne entirely by our unitholders. Many of you may have several hundred thousand dollars of personal loans backed by your units. We believe we are approaching the limits of prudent debt exposure for our unitholders as a group under the JESTA loan program.

In addition, the company could face significant pressure to raise our dividend if unitholder debt continues to increase, particularly during times of increasing interest rates. This would create a strain on the company and restrict our ability to fund additional growth. Further, since the public market involves more share price volatility than our present formula-based system, the transaction has been carefully structured to enable unitholders to significantly reduce or, over time, eliminate their Stock Plan debt, while continuing to hold an investment in the company.

How will this Stock Plan debt reduction work? Shortly following the initial public offering, the company will formally make a tender offer to unitholders. The tender offer will allow you to sell a portion of your holdings without fees or commissions. The tender offer will represent an important initial opportunity to sell a portion of your holdings, particularly since the plan will place certain restrictions on your immediate ability to sell your shares. These restrictions will expire over an 18-month period. Your proceeds from the sale of holdings into the tender offer, net of taxes due, can be used to reduce your outstanding debt balances.

We strongly encourage unitholders who have pledged their units to secure bank loans to take advantage of this opportunity to reduce their debt. The principal JESTA banks have indicated their intention to continue offering credit to employees and are committed to making our transition to a public company as smooth as possible.

WHAT TO EXPECT OVER THE NEXT FEW MONTHS
---------------------------------------

Some of you are familiar with the various steps required to implement the plan, including the steps we need to take under JESTA. Some of you, we understand, are not. The information we are providing is thorough and detailed, and we encourage all of you to review it carefully as we move ahead in this important process.

You have seen the Journal Communications news release regarding our plan. As you might imagine, there is significant public interest in this news. But it is important for all of us to be clear about the fact that we are now "in registration" with the SEC, and, until cleared by the SEC, we are unable to provide you or anyone else with any information beyond what we filed. This is referred to as being in a "quiet period." Given these important legal restrictions, I will ask for your full cooperation in not discussing the plan with anyone outside the company, including members of the news media. Doing so could be misconstrued as a statement by the company.

I mentioned at the outset that we filed papers on this plan with the SEC. These documents include a preliminary joint proxy statement/prospectus for unitholders and the Grant family shareholders. This joint proxy statement/ prospectus explains the plan to our current owners, but it is not final at this time. A copy is being sent to your home. We also have some copies here for those of you who would like a copy today.

The SEC will review the documents we filed and provide us with comments. This is part of the normal process; the SEC generally comments on filings of this kind. We will then amend the documents to respond to the SEC's comments. We hope to complete this review process as soon as possible over the next few months.

The Stock Plan trustees also will review the plan and provide you with their recommendation on the transaction prior to the unitholder vote.

The Grant family shareholders have already given their approval for the plan.

Once the SEC review process is completed, we will mail to each unitholder a final version of the joint proxy statement/prospectus. We also will mail a proxy card to those unitholders and shareholders entitled to vote.

We currently anticipate scheduling this vote in the next few months, and expect that the exchange of units for shares and initial public offering would occur about one month after the vote. Of course, that schedule assumes we obtain all the required approvals, and that the board deems it advisable to make the initial public offering at that time.

At the time of the exchange of units for shares, the trust agreement, JESTA, will terminate. However, the principal banks that have provided Stock Plan loans to unitholders have expressed their desire to continue providing credit to unitholders and have indicated that they plan to provide a transition period of 24 months, during which time the program will operate much as it does today. After the transition period, lenders will extend loans based upon a review of each unitholders' specific credit profile. We are hopeful that unitholders will have taken advantage of the tender offer opportunity and reduced their loans substantially.

For now, all we suggest you do is review the preliminary joint proxy statement/ prospectus. You may have some questions, which is why we have included a question and answer section in this material. Additionally, the materials include a chart that describes the steps in the proposed transaction and anticipated timing of those steps. These should address many of your concerns.

WHAT HAPPENS IF UNITHOLDERS DO NOT APPROVE THE PLAN
---------------------------------------------------

It's important that you understand what will happen if all of the required approvals are not obtained. The initial public offering will not occur. The Stock Plan will remain in place, but we anticipate significant changes. The specifics of these changes are discussed in the questions-and-answers section in the joint proxy statement/prospectus that I just mentioned.

The company will need to make difficult trade - offs between funding growth, paying dividends and supporting a market in JESTA units. You should not expect business as usual under JESTA.

First - and let me be very clear here - if this plan is not approved, Journal Communications will not be a buyer or seller of JESTA units at any significant level. This would be necessary to free up more of our operating funds and borrowing capacity to fund the future growth of our business.

We also anticipate that the Stock Plan banks will reach their lending capacity limit if aggregate unitholder debt continues to increase.

In addition, if the required approvals are not obtained, the board of directors and management would explore other capitalization alternatives.

CONCLUSION
----------

In our process of examining potential sources of permanent capital, we never wavered from our goal, which is and will continue to be to grow our company as an independent, diversified media and communications company, with a vibrant employee-ownership program.

This plan will enable us to have the resources to grow our business, to make opportunistic, strategic acquisitions in strong, growing markets, as well as to significantly reduce the Stock Plan debt held by our employees. It will create a ready market for you and other investors without any need for company funding.

QUESTIONS AND ANSWERS
---------------------

I know that we have put a lot of information in front of you today and I am sure that you have many questions about the process in general, as well as how this plan impacts your personal financial situation. We want to provide as much help as possible in answering these questions.

However, given the size of this meeting, rather than having an open Q&A, we have selected a few questions that I think will be of interest to most of you. I'll do a few of these now - and you should look at the joint proxy statement/ prospectus for others like these. Please also feel free to send me an e-mail, or come to one of the smaller meetings that will be scheduled throughout the summer.

So let me begin with the first question:

ANTICIPATED QUESTIONS
---------------------

  1. How and when will the initial public offering price be determined? - (Q.15)

     The initial public offering price of the class A shares will be determined by negotiations between us and the managing underwriters, Morgan Stanley and Robert W. Baird & Co., who will underwrite the proposed initial public offering. When making their recommendation regarding the price for the initial public offering, the underwriters will take into account many factors, including the trading value of other comparable companies in the market, and overall market conditions.

     The underwriters may also recommend a share exchange ratio, or "stock split," which will not change the aggregate value of your holdings, but may affect both the number of and the price of your holdings. We expect to inform you of the effect of any share exchange ratio at the time that we mail final proxy information. In addition, we anticipate being able to provide you with the estimated initial public offering price range of the class A shares before the joint special meeting is held.

  2. What will be the tender offer price? -( Q.53)

     We anticipate that the tender offer price will be at or above the initial public offering price of the class A shares. However, we will determine the tender offer price, which may be at, above or below the market price of the class A shares at the time of the tender offer. No decision will be made until the time the tender offer is launched, and even then, we could change the terms of the tender offer, including the price, prior to its completion.

  3. Are there any risks as a result of the initial public offering? - (Q.21)

     Yes. The value of your class B shares, which will be equal to the value of the class A shares, will be subject to the fluctuations of the stock market. Initially there also will be restrictions on when you can convert your class B shares into class A shares in order to sell them to the public.

     We will continue to be subject to the risks our businesses face every day. More significant risks are discussed in this joint proxy statement/prospectus under "Risk Factors." You should review these risks carefully.

  4. Can I sell any of my JESTA units between now and the completion of the transaction? - (Q.43)

     No. SEC rules prohibit us from purchasing your JESTA units prior to the tender offer. As a result, the existing suspension of the purchase and sale of JESTA units will continue until the tender offer. However, we realize that some of you may need some access to funds during this period. We will start a new period under the updated loan program in effect since October 28, 2002, during which you may seek to borrow up to an additional $30,000.

     Effective with the filing of this joint proxy statement/prospectus with the SEC, except in extraordinary circumstances, we will consider one loan per unitholder due to financial or medical hardship, home purchase or repair, and weddings. In addition, we will consider loans for educational purposes. These loans will generally be limited to a total aggregate amount of $30,000 per unitholder from now until the completion of the tender offer. All unitholders, including retirees and other former employees, are eligible under this updated and extended loan program. The decision on loans will be made on a case-by-case basis and is, of course, subject to the approval of your JESTA lender.

  5. Will we pay dividends after the transaction? - (Q.80)

     Yes. We currently intend to pay quarterly cash dividends after the transaction. The declaration of future dividends is subject to the discretion of the board of directors in light of all relevant factors, including earnings, general business conditions, working capital requirements and contractual restrictions.

  6. Why is it important for me to reduce my leverage or my investment in Journal Communications? - (Q.19)

     Many unitholders have chosen to leverage their investment in JESTA units and to invest primarily in Journal Communications. You may have chosen to do this because you heard others talk about how well they had done over time with their JESTA units, the relative predictability offered by the JESTA formula, your confidence in the company, your personal comfort with risk, the attractive loan terms offered by JESTA lenders, or other reasons.

     The JESTA program has worked well for more than 66 years, and we should all be proud of the wealth and security it has generated to date for many of our employees and retirees. Today, however, we must plan for the future and put in place an updated capital structure that will enable us to have a vibrant and sustainable employee ownership structure going forward. We must create a new capital structure that allows the company to grow and positions us to maximize shareholder value over the long term. We must also update our employee ownership structure to better reflect today's view of what is appropriate for employee investment in their employer, and what is appropriate risk for an individual to take when investing in an equity security.

  7. Will there be procedures for an "internal market" after the transaction? - (Q.46)

  Yes. Except for shares in the tender offer or transfers to trusts for estate planning or charitable purposes, transfers of the class B shares will be subject to the offer procedures set forth in new articles of incorporation.

  8. Will we still encourage employee ownership? - (Q.77)

     Yes. We have had 66 years of success in large part due to our employee ownership structure. We want to continue that success. We believe that it is important for our employees to continue to have a significant investment in us so that they will be motivated to strive for our continued success and share in our potential rewards. In addition, active employees will be eligible to purchase class B shares that become available for sale in the future. Assuming they are approved, the new equity incentive plan and the new employee stock purchase plan will also be available for company grants of stock options and other stock-based awards in class B shares to eligible participants and for discounted stock purchases.

CLOSING
-------

Now, let me take a minute to summarize. You know that our company has a history of moving deliberately and judiciously when considering change. That is precisely how we went about considering this matter. This is a great to make the changes now that will support the future of our company. We owe our opportunity success, to a significant degree, to our heritage of employee-ownership and the commitment it inspires today in our employee-owners.

Ultimately, the view of senior management and the board is that the new capital structure we are discussing with you today will help move us in a bold new direction - a direction that is rooted in our history and values. I am very excited about this plan for our company and I hope you are too.

  Thank you.

                                  PRESENTATION

[LOGO:  JOURNAL COMMUNICATIONS - an employee-owned company]

Permanent Capital:  Our Plan for the Future

Presentation to Employees and Unitholders
May 2003

-----------------------------------------------

Journal Communications:  A Culture and Tradition of Excellence

[LOGO:  Milwaukee Journal Sentinel onwisconsin.com]
[LOGO:  Norlight's Network Guardians]
[LOGO:  Journal Broadcast Group]
[LOGO:  Add Inc]
[LOGO:  NorthStar Print Group]
[LOGO:  ipc Print Services]
[LOGO:  PrimeNet Marketing Services - Data Print Mail]

-----------------------------------------------

Permanent Capital:  The Path to Continued Growth and Success

..    Provides Journal Communications with greater financial flexibility to pursue future growth opportunities

..    Improves our ability to access a range of new sources of capital

..    Enables the company to compete more effectively in our marketplaces

..    Helps grow the company's businesses and capitalize on new business opportunities

..    Enhances our ability to achieve our strategic vision

-----------------------------------------------

Permanent Capital:  The Path to Continued Growth and Success

[LOGO:  The Washington Post Company]
[LOGO:  The New York Times Company]
[LOGO:  Pulitzer Pulitzer Inc.]
[LOGO:  UPS]
[LOGO:  The E. W. Scripps Company]
[LOGO:  The McGlatchy Company]

-----------------------------------------------

Benefits of the Plan for Unitholders

..    Preserves and grows the vitality of our business

..    Positions us to maximize long-term shareholder value

..    Creates open market for sale/purchase of shares

..    Eliminates mandatory offer to sell requirements

..    Protects our heritage of independence and employee ownership

..    Enables employees to significantly reduce and, over time, eliminate Stock
     Plan debt

..    Reduces the risk of rising interest rates on Stock Plan debt

-----------------------------------------------

Importance of Reducing Stock Plan Debt

..    Over $430 million of unitholder debt today

..    As a group, we are reaching the limits of prudent debt exposure under the
     JESTA loan program

..    Company would face pressure to raise dividend if unitholder debt continues to increase - particularly if interest rates rise

..    Would create strain on company and restrict ability to fund additional growth

-----------------------------------------------

Importance of Reducing Stock Plan Debt

Plan is carefully structured to enable unitholders to significantly reduce or, over time, eliminate Stock Plan debt, while continuing to hold a significant investment in the company

-----------------------------------------------

Tender Offer

..    The tender offer will allow you to sell a portion of your holdings without
     fees or commissions                                                -------
     -------------------

..    Proceeds can be used to reduce debt balances

..    Unitholders are strongly encouraged to use this opportunity to reduce Stock
     Plan debt

-----------------------------------------------

What to Expect

..    Company is "in registration" with SEC

..    "Quiet Period" - communications are tightly controlled during SEC review period

..    Employees should not discuss the plan with anyone outside the company, including the news media

-----------------------------------------------

Process

1. Preliminary documents filed with SEC - Unitholder meetings - Beginning May 14, 2003

2.   SEC review process - May 14 + 6 to 8 weeks (minimum)

-----------------------------------------------

Process (continued)

3.   JESTA trustees complete review of plan - May 14 + 6 to 8 weeks

4. Final version of documents mailed to unitholders - Unitholder voting commences - Immediately after SEC completes review process

-----------------------------------------------

Process (continued)

5. Each eligible unitholder votes by returning completed proxy card - 4 to 6 weeks after mailing

6.   Joint special meeting - 4 to 6 weeks after mailing

-----------------------------------------------

Process (continued)

7.   Initial public offering closed - Upon Board direction

8.   Tender offer commenced - Immediately thereafter

-----------------------------------------------

If All Required Approvals are Not Obtained...

..    Plan will not be implemented
               ---

..    Stock Plan will remain in place, but with significant changes

..    Company will need to make trade-offs between funding growth, paying dividends and supporting JESTA market

     . Company will not be a buyer or seller of JESTA units at any significant level

     ,    Stock Plan banks will likely reach their lending capacity limit

..    Other capitalization alternatives will be considered
---------------------------------------------------------

Plan Helps Company and Employees Meet Goals

..    Company grows as an independent, diversified media and communications enterprise

..    Maintains vibrant employee-ownership plan

..    Provides resources to grow our business and make strategic acquisitions

..    Enables unitholders to reduce Stock Plan debt
---------------------------------------------------------

Journal Communications:  A Culture and Tradition of Excellence

[LOGO:  Milwaukee Journal Sentinel onwisconsin.com]
[LOGO:  Norlight's Network Guardians]
[LOGO:  Journal Broadcast Group]
[LOGO:  Add Inc]
[LOGO:  NorthStar Print Group]
[LOGO:  ipc Print Services]
[LOGO:  PrimeNet Marketing Services - Data Print Mail]

---------------------------------------------------------

Q & A

How and when will the initial public offering price be determined?

---------------------------------------------------------

Q & A

What will be the tender offer price?

---------------------------------------------------------

Q & A
Are there any risks as a result of the initial public offering?

---------------------------------------------------------

Q & A

Can I sell any of my JESTA units between now and the completion of the transaction?

---------------------------------------------------------

Q & A

Will we pay dividends after the transaction?

---------------------------------------------------------

Q & A

Why is it important for me to reduce my leverage or my investment in Journal Communications?

---------------------------------------------------------

Q & A

Will there be procedures for an "internal" market after the transaction?

---------------------------------------------------------

Q & A

Will we still encourage employee ownership?

---------------------------------------------------------

[LOGO:  JOURNAL COMMUNICATIONS - an employee-owned company]

Permanent Capital:  Our Plan for the Future

Presentation to Employees and Unitholders
May 2003

                                     * * *

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "The Journal Company." As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange and the Schedule TO relating to the proposed tender offer. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.


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